April 7, 2011

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Discover Financial Services

Form 10-K

Filed January 26, 2011

File No. 001-33378

Dear Ms. Hunsaker:

Discover Financial Services (the “Company”) is pleased to respond to your letter dated March 29, 2011. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 47

Reconciliation of GAAP to As Adjusted Data, page 48

1. Your introduction to this section appears to state that you are presenting “as adjusted” information as a result of adopting SFAS 166 and 167; however, you disclose in the bulleted information presented on page 48 that you are also adjusting to exclude the outcome of litigation and the interest charge related to the special dividend paid to Morgan Stanley from your historical operations. Please revise to clarify that those adjustments are not related to the adoption of SFAS 166 and 167 and label all “as adjusted” information as non-GAAP.

We acknowledge your comment and we will revise future filings that incorporate this information, starting with our next 10-K, to clarify that “as adjusted” includes adjustments to exclude litigation settlement income and interest related to the special dividend paid to Morgan Stanley, as well as the adoption of SFAS 166 and 167, by moving the existing placement of that information to the beginning of our discussion of the reconciliations. We will also label all “as adjusted” amounts as non-GAAP. Excerpts from our modified disclosure, with new text underlined, are presented below:

Reconciliations of GAAP to Non-GAAP As Adjusted Data

To enable the reader to better understand our financial information by reflecting period-over-period data on a consistent basis, Management’s Discussion and Analysis of Financial Condition and Results of Operations presents our financial information as of and for the years ended November 30, 2011 and 2010 as compared to non-GAAP as adjusted results of operations data for the year ended November 30, 2009, and, where necessary, we have also provided certain information as of and for the year ended November 30, 2008 and 2007 on a non-GAAP as adjusted basis. Management believes the non-GAAP as adjusted financial information is useful to investors as it aligns with the financial information used in management’s decision-making process and in evaluating the business.

The following describes the adjustments made to arrive at the non-GAAP as adjusted financial information:

•

Settlement income adjustments – The non-GAAP as adjusted amounts remove the impact of income received in connection with the settlement of our antitrust litigation with Visa and MasterCard during the years ended November 30, 2009 and 2008, which resulted in unusually large amounts in other income and affect comparability of results between periods.

•

Special dividend interest adjustments – The non-GAAP as adjusted amounts exclude the 2009 interest charge related to our dispute with Morgan Stanley regarding the special dividend agreement, which, among other things, specified how proceeds of the antitrust litigation with Visa and MasterCard were to be shared.

•

Statements No. 166 and 167 adjustments – The non-GAAP as adjusted amounts show how our financial data would have been presented if the trusts used in our securitization activities were consolidated into our financial statements for historical periods prior to fiscal 2010.

We did not retrospectively adopt Statements No. 166 and 167 and, therefore, the consolidated financial statements presented in this annual report as of and for the years ended November 30, 2011 and 2010 reflect the new accounting requirements, but the historical statements of income and statements of cash flows for the year ended November 30, 2009 continue to reflect the accounting applicable prior to the adoption of the new accounting requirements.

The impacts of Statements No. 166 and 167 on our earnings summary, detail of other income and Direct Banking segment information are reflected in two steps in the reconciliations of GAAP to non-GAAP as adjusted data in the tables below. First, we made securitization adjustments to reverse the effect of loan securitization by recharacterizing securitization income to report interest income, interest expense, provision for loan losses, discount and interchange revenue and loan fee income in the same line items as non-securitized loans. These adjustments result in a “managed basis” presentation, which we have historically included in our quarterly and annual reports to reflect the way in which our senior management evaluated our business performance and allocated resources.

Then, in addition to the adjustments to remove the litigation settlement income and the interest related to the special dividend paid to Morgan Stanley, adjustments were made to reflect results as if the trusts used in our securitization activities had been fully consolidated in our historical results. These adjustments include:

•	Elimination of interest income and interest expense related to certificated retained interests classified as investment securities and associated intercompany debt;

•	An adjustment to the provision for loan losses for the change in securitized loan receivables;

•	Elimination of the revaluation gains or losses associated with the interest-only strip receivable, which was derecognized upon adoption of Statements No. 166 and 167; and

•	An adjustment to reflect the income tax effects related to these adjustments.

The impacts of Statements No. 166 and 167 on our effective tax rate, loan receivables and average balance sheet information and certain other selected financial data are reflected in one step, rather than two, in the reconciliations of GAAP to non-GAAP as adjusted data set forth in the tables below as there is no meaningful difference between such information on a historical managed basis as compared to on a non-GAAP as adjusted basis.

The following tables display a reconciliation between GAAP, previously reported managed results, and non-GAAP as adjusted amounts that reflect the exclusion of litigation settlement proceeds and interest related to the Morgan Stanley special dividend, which were unrelated to the adoption of Statements No. 166 and 167, and reflect the full impact the consolidation of our trusts would have had if we had adopted Statements No. 166 and 167 retrospectively.

Earnings Summary and Reconciliation

	For the Year Ended November 30, 2009
	As Reported	Securitization Adjustments	Managed	Additional Adjustments		Non- GAAP: As Adjusted
	(dollars in thousands)
Interest income	$3,145,080	$3,315,992	$6,461,072	$(25,920	)(A)	$6,435,152
Interest expense	1,251,284	397,136	1,648,420	(42,921	)(B)	1,605,499

Net interest income	1,893,796	2,918,856	4,812,652	17,001		4,829,653
Provision for loan losses	2,362,405	1,995,936	4,358,341	764,689	(C)	5,123,030

Net interest income after provision for loan losses	(468,609)	922,920	454,311	(747,688)		(293,377)
Antitrust litigation settlement	1,891,698	—	1,891,698	(1,891,698	)(D)	—
Other income	2,948,897	(922,920)	2,025,977	160,087	(E)	2,186,064

Total other income	4,840,595	(922,920)	3,917,675	(1,731,611)		2,186,064
Total other expense	2,251,088	—	2,251,088	(28,992	)(F)	2,222,096

Income (loss) before income tax expense	2,120,898	—	2,120,898	(2,450,307)		(329,409)
Income tax expense (benefit)	844,713	—	844,713	(936,838	)(G)	(92,125)

Net income (loss)	$1,276,185	$—	$1,276,185	$(1,513,469)		$(237,284)

(A)	Elimination of interest income on certificated retained interests previously classified as investment securities and balance transfer fee income previously included in gain/loss on interest-only strip receivable.
(B)	Elimination of interest expense on certificated retained interests previously classified as investment securities and an interest expense adjustment related to the discount on securitized borrowings.
(C)	Provision for loan loss on the period to period change in securitized loans.
(D)	Exclusion of settlement proceeds related to the Visa and MasterCard antitrust litigation.
(E)	Elimination of gain/loss related to revaluation of interest-only strip receivable and cash collateral accounts.
(F)	Exclusion of interest charge related to our dispute with Morgan Stanley regarding the special dividend agreement.
(G)	Estimated income tax benefit on the pretax loss related to Statement No. 167 adjustments and exclusion of taxes on the Visa/MasterCard antitrust litigation settlement.

2. Please tell us why you elected to present all of these metrics and tables, including full non-GAAP income statements on a non-GAAP basis, instead of electing to retrospectively adopt ASC 810-10 (SFAS 167).

We elected to take this approach because the non-GAAP as adjusted presentation is fundamentally consistent with the managed basis presentation that we, like other credit card securitizers, have historically provided in MD&A and in our earnings releases. To make the presentation of this data even more useful to the reader and to provide the same view of financial data as is used by management, we also excluded the impact of the Visa/MasterCard litigation settlement and the Morgan Stanley special dividend, where relevant. As required, we have presented non-GAAP data along with and reconciled to the related GAAP measure.

Our fiscal 2010 financial presentation was not comparable to 2009 and 2008 for several reasons. The litigation settlement with Visa and MasterCard provided significant other income in 2008 and 2009, final resolution of our dispute with Morgan Stanley over the special dividend affected our 2009 results and, in 2010, we adopted ASC 810-10 (SFAS 167), resulting in the consolidation of our credit card securitization trusts.

While the election to retrospectively adopt SFAS 167 would have provided some level of comparability in our GAAP financial statements, there is no ability under GAAP to retrospectively adjust previously reported GAAP financial statements to exclude the litigation settlement and the interest on the special dividend paid to Morgan Stanley. Therefore, if we had elected to retrospectively adopt SFAS 167, our period-over-period financial statements would still not have been fully comparable. As a result, we elected not to adopt SFAS 167 retrospectively, but rather to present non-GAAP amounts in MD&A that, again, reflect the way management views current results in comparison to prior periods.

Note 3 – Summary of Significant Accounting Policies, page 97

Allowance for Loan Losses, page 98

3. We note that you have a significant credit card portfolio and that as of November 30, 2010 you had $260.3 million of average recorded investment in credit card loans for borrowers enrolled in a credit card modification program which are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification. Additionally, please ensure you have transparent disclosure of your policy in future filings.

Under the terms of our credit card agreements with our customers, we may increase the annual percentage rate (“APR”) for new transactions to a “penalty APR” or terminate an existing promotional APR for new transactions in the event of non-payment, late payment or similar events; however, the agreements do not provide for automatic APR increases in those situations.

When the measurement of impairment on a loan modified in a troubled debt restructuring is based on a discounted present value computation, ASC 310-10-35-25 requires that expected future cash flows be discounted using the loan’s effective interest rate. Pursuant to ASC 310-40-35-12, the effective interest rate for a loan restructured in a troubled debt restructuring is based on the original contractual rate on the loan, not the rate specified in the restructuring agreement. The original contractual interest rate reflects the risk characteristics of the loan prior to its impairment. In addition, as noted in paragraph 51 in the Basis for Conclusions to SFAS 114, the FASB intended that the measure of impairment reflect only deterioration in credit quality, not changes in value due to changes in market rates of interest.

We use the average current APR applied by the Company on non-impaired credit card loans as the discount rate in measuring impairment of modified credit card loans as we believe this is a reasonable representation of the pre-impairment rate that eliminates the impact of changes in market rates of interest from the impairment computation. There are several reasons why we believe this approach is appropriate. First, we often change interest rates on credit card accounts over the life of the account for competitive reasons or as a part of a customer retention strategy, and the contractual rate at the time of account origination or acquisition is not necessarily representative of the current market rate of interest for a loan of similar (pre-impairment) credit quality. Additionally, because the Company aggregates modified loans having common risk characteristics for the purpose of computing impairment, we believe the use of the average current rate represents a reasonable composite effective interest rate for credit card accounts of similar pre-impairment credit quality and therefore, we conclude it is an appropriate discount rate to apply in measuring impairment on modified credit card loans.

We will clarify our policy for determining the effective interest rate used in our computation of impairment on modified credit card loans beginning with our report on Form 10-Q for the quarter ended February 28, 2011. An excerpt from our revised disclosure, with the new text underlined, is included below:

Credit card loan receivables modified in a troubled debt restructuring are recorded at their present value with impairment measured as the difference between the loan balance and the discounted present value of cash flows expected to be collected. Consistent with the Company’s measurement of impairment of modified loans on a pooled basis, the Company uses as its discount rate the average current annual percentage rate it applies to non-impaired credit card loans, similar to what would have applied to the pool of modified loans prior to impairment.

Note 6 – Loan Receivables, page 108

4. We note your disclosure on page 102 that you continue to accrue interest on fees and loan receivables until the loans are paid or charged-off, except in instances of customer bankruptcy, death or fraud, as well as your disclosure that you consider uncollectible interest and fee revenues in assessing the adequacy of the allowance for loan losses. We further note your disclosure on page 110 that net charge-offs of principal are recorded against the allowance for loan losses, and then your supplemental disclosure of the amount of net charge-offs of interest and fee revenues on credit card loans. Please clarify whether your allowance for loan loss includes any interest or fee revenues that are not expected to be collected, or whether the amounts are just charged-off in accordance with your charge-off policy for credit cards. To the extent that your allowance considers interest or fee revenues that are not expected to be collected, please clarify your disclosures in future filings to make this more clear and discuss in more detail how your allowance methodology captures the fee and interest component.

Consistent with the guidance in ASC 310-10-35-10, our allowance for loan losses considers the collectability of all amounts contractually due on our loan receivables, including those components representing interest and fees. Accordingly, our allowance for loan losses represents the estimated uncollectible principal, interest and fee components of our credit card receivables balances.

Delinquent credit card balances, inclusive of the principal, interest and fee components of those balances, are charged off by the end of the month in which the receivable balance becomes 180 days past due. However, at the time of such charge-off, the principal component of the receivable is charged off against the allowance for loan losses and the interest and fee components of the receivable are charged off against interest and fee income, respectively, in our statement of income.

We will clarify the treatment of uncollectible interest and fees and how this is captured in our allowance methodology beginning with our report on Form 10-Q for the quarter ended February 28, 2011. Excerpts from our revised disclosures, with new text underlined, are included below:

Allowance for Loan Losses. The Company maintains an allowance for loan losses at a level that is adequate to absorb probable losses inherent in the loan portfolio. The Company considers the collectability of all amounts contractually due on its loan receivables, including those components representing interest and fees. Accordingly, the allowance for loan losses represents the estimated uncollectible principal, interest and fee components of loan receivables. The allowance is evaluated monthly for adequacy and is maintained through an adjustment to the provision for loan losses. Charge-offs of principal amounts of loans outstanding are deducted from the allowance and subsequent recoveries of such amounts increase the allowance. Charge-offs of loan balances representing unpaid interest and fees result in a reversal of interest and fee income, respectively.

For its credit card loan receivables, the Company bases its allowance for loan losses on several analyses that help estimate incurred losses as of the balance sheet date. While the Company’s estimation process includes historical data and analysis, there is a significant amount of judgment applied in selecting inputs and analyzing the results produced by the models to determine the allowance. The Company uses a migration analysis to estimate the likelihood that a loan will progress through the various stages of delinquency. The loan balances used in the migration analysis represent all amounts contractually due and, as a result, the migration analysis captures principal, interest and fee components in estimating uncollectible amounts. The Company uses other analyses to estimate losses incurred on non-delinquent accounts. The considerations in these analyses include past performance, risk management techniques applied to various accounts, historical behavior of different account vintages, current economic conditions, recent trends in delinquencies, bankruptcy filings, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates, and forecasting uncertainties. The Company does not identify individual loans for impairment, but instead estimates its allowance for credit card loan losses on a pooled basis, which includes loans that are delinquent and/or no longer accruing interest.

Note 7 – Credit Card Securitization Activities, p. 111

5. We note your disclosure that in January 2010, even though you were not contractually obligated to do so, you increased the size of the Class D note and Series 2009-CE certificate to further support the more senior securities of the trust. Please tell us and disclose in future filings the effects, and potential future effects, to the Company of providing this additional support to the trusts.

No immediate or future accounting impact is caused by increasing the size of the subordinated interests the Company holds in the assets of its two credit card trusts. On a consolidated basis, these interests are eliminated as intercompany positions as these trusts are now fully consolidated on the Company’s balance sheet.

In terms of economic effects, increasing the size of the Company’s investment in these subordinated trust securities provides an added level of credit enhancement that supports the elevated credit ratings on the more senior securities issued by the trust, including the triple-A rating on the most senior securities. Maintaining these credit ratings preserves the Company’s viability as a participant in the credit card asset-backed securitization market. Securitization has long been, and continues to be, an important component of the Company’s funding strategy.

Preserving the Company’s access to this funding source is the most important effect of providing additional support to the trusts. A prolonged inability to securitize our receivables could have a material adverse effect on our liquidity, cost of funds and overall financial condition, as discussed in our Risk Factors on pages 29-31 of our 2010 annual report on Form 10-K.

While the Company’s subordinated interests in the trusts puts it in the position to suffer the first losses that could result from a significant shortfall in trust cash flows, it should be recognized that any loss relating to credit risk inherent in the trust receivables is already fully represented in the Company’s allowance for loan losses. In the event that credit losses were to increase in the future, the Company’s allowance for loan losses and provision expense would increase accordingly; however, those effects would occur regardless of whether the Company holds any of the subordinated trust securities.

Aside from a rise in credit losses on trust receivables, other potential factors that could contribute to a shortfall in trust cash flows are declines in interest or fee income on trust receivables and increases in interest expense on trust debt. A declining trend in trust cash flows would be indicated most directly by a decline in the excess spread percentages that are disclosed in Note 7. As described in that note, insufficient cash flows to the trust would cause an early repayment of the trust debt through an “economic early amortization” event trigger, which is a feature of the securitization structure that is intended to limit the losses suffered by investors in the trust securities. Such an event, should it ever occur, would require the Company to seek alternative sources of funding at potentially higher costs, and would likely be indicative of a much more serious concern facing the business overall, far beyond the risk associated with the Company’s retained subordinated interests in the trusts.

We will further emphasize our exposure to loss as a result of retaining subordinated retained interests in the trusts beginning with our report on Form 10-Q for the quarter ended February 28, 2011. An excerpt from our revised disclosure, with new text underlined, is presented below:

The DCMT debt structure consists of Class A, triple-A rated certificates and Class B, single-A rated certificates held by third parties. Credit enhancement is provided by the subordinated Class B certificates, cash collateral accounts, and more subordinated Series 2009-CE certificates that are held by a wholly-owned subsidiary of Discover Bank. The DCENT debt structure consists of four classes of securities (DiscoverSeries Class A, B, C and D notes), with the most senior class generally receiving a triple-A rating. In this structure, in order to issue senior, higher rated classes of notes, it is necessary to obtain the appropriate amount of credit enhancement, generally through the issuance of junior, lower rated or more highly subordinated classes of notes. The majority of these more highly subordinated classes of notes are held by subsidiaries of Discover Bank. In addition, there is another series of certificates (Series 2009-SD) issued by DCMT which provides increased excess spread levels to all other outstanding securities of the trusts. The Series 2009-SD certificates are held by a wholly-owned subsidiary of Discover Bank. In January 2010, the Company increased the size of the Class D (2009-1) note and Series 2009-CE certificate to further support the more senior securities of the trusts. The Company was not contractually required to provide this incremental level of credit enhancement but did so pursuant to the trusts’ governing documents in order to maintain the credit ratings of the securities issued by the trusts and to preserve the Company’s viability as a participant in the credit card asset-backed securitization markets. The credit-related risk of loss associated with trust assets as of the balance sheet date to which the Company is exposed through the retention of these subordinated interests is fully captured in the allowance for loan losses recorded by the Company.

Note 21 – Litigation, p. 135

6. We note your disclosure on page 136 regarding your belief that the Company cannot predict “with certainty” the loss or range of loss, if any, related to the Company’s litigation matters. It appears your threshold for disclosure is whether you can estimate “with certainty” what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in your Form 10-Q for the first quarter to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. To the extent that you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

We acknowledge your comment and we recognize that “with certainty” is not the GAAP standard for determining whether disclosure is required. Our intention was to convey the lack of information available for reliably measuring a loss or range of loss. Our analysis of the need for litigation accruals or disclosure is based on whether incurrence of a liability is probable, reasonably possible, or remote. We record an estimate for loss contingencies when the loss is probable and information is available before issuance of the financial statements that allows us to reasonably estimate its amount. We disclose losses that are reasonably possible and probable losses for which a reasonable estimate can not be made. To clarify our criteria for recording estimated losses related to litigation, and to enhance our disclosure, we will revise the introductory language to our litigation footnote beginning with our report on Form 10-Q for the quarter ended February 28, 2011. An excerpt from our revised disclosure, with new text underlined, is presented below:

In the normal course of business, from time to time, the Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company contests liability and/or the amount of damages as appropriate in each pending matter. In accordance with applicable accounting guidance, the Company establishes an accrued liability for legal and regulatory matters when those matters present loss contingencies which are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. The Company believes the estimate of the aggregate range of reasonably possible losses (meaning those losses the likelihood of which is more than remote but less than likely) in excess of the reserves that the Company has established for legal proceedings is from $0 to $40 million. This estimated range of reasonably possible losses is based upon currently available information for those proceedings in which the Company is involved, takes into account the Company’s best estimate of such losses for those matters for which an estimate can be made, and does not represent the Company’s maximum potential loss exposure. The legal proceedings underlying the estimated range will change from time to time and actual results may vary significantly from the estimate.

The Company’s estimated range above involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years and, in some cases, a wide range of business activities), unspecified damages and/or the novelty of the legal issues presented. The outcome of pending matters could be material to the Company’s consolidated financial condition, operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period, and could adversely affect the Company’s reputation.

Note 24 – Segment Disclosures, page 145

7. We note that your Direct Banking reportable segment includes credit cards, student loans, personal loans and deposit products. Given the different products and services offered, and different types of customers (consumer versus business cards), please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at this level. As part of your response, please tell us what your operating segments are and if you are aggregating operating segments pursuant to ASC Topic 280-10-50-11.

The Direct Banking reportable segment is comprised of a single operating segment based on the nature of the financial information provided to the Company’s chief operating decision maker for the business components within that segment. The financial information does not contain discrete product line information, nor are operating expenses or assets allocated to the product lines. While certain statistical and volume data is provided for the various lending businesses (credit card, student lending, personal loans), profit or loss measures have historically been provided on a regular basis only for Direct Banking activities on a combined basis, which is representative of the manner in which the business is evaluated by the chief operating decision maker.

The management reporting package is heavily focused on performance metrics of the credit card lending activity, as that is the activity that drives the overall profitability of the Company and permits us to offer overlapping consumer loan products such as personal and student loans and deposit products to our cardmembers, which serves to enhance our credit card lending activities. As of and for the year ended November 30, 2010, credit card receivables accounted for 92% of total loan receivables, interest income from credit cards accounted for 95% of total interest income, and discount and interchange, fee product revenue and loan fee income related to credit cards accounted for 85% of total other income.

With the acquisition of The Student Loan Corporation on December 31, 2010, which greatly increased the size of the Company’s student loan portfolio, the student lending component of the Direct Banking segment is expected to become a more prominent feature of the financial reports regularly provided to the chief operating decision maker. We continue to analyze the impact of non-card products on the Direct Banking segment.

Our reportable segments as of November 30, 2010 were comprised of the following components:

Reportable segments	Operating segments	Components
Direct Banking	Direct Banking †	Credit Card
Discover Network
Student Loans
Personal Loans
Deposits

Payment Services	PULSE	PULSE †
	Diners Club	Diners Club †
	Third party issuing	Third party issuing †

†	Constitutes an operating segment pursuant to the definition in ASC 280-10-50-1.

The Company aggregates the three payments services activities, PULSE, Diners Club and the third party issuing business, into a single reportable segment as none is individually large enough to warrant separate reporting in segment disclosures and presenting them together as a segment is more meaningful than the alternative of presenting them as a less descriptive “All Other” category.

8. Please tell us, and provide in future filings, the disclosures required by ASC Topic 280-10-50-40 about the revenues from external customers for each product and service or group of similar products and services, or tell us why it is impracticable to do so.

Each of our significant revenue sources is described in the “Significant Revenue Recognition Accounting Policies” section of our Summary of Significant Accounting Policies within our report on Form 10-K. To better align the revenue sources with the segments to which they are attributed and to provide a breakdown of our most significant revenue source, interest income, by lending product, we will revise our disclosures in future filings beginning with the 10-Q for the three months ended February 28, 2011. An excerpt from our revised disclosure, with new text underlined, is presented below:

Segment Disclosures

The Company’s business activities are managed in two segments: Direct Banking and Payment Services.

•

Direct Banking. The Direct Banking segment includes Discover card-branded credit cards issued to individual and small businesses and other consumer products and services, including personal loans, student loans, prepaid cards and other consumer lending and deposit products offered through the Company’s Discover Bank subsidiary. The majority of the Direct Banking revenues relate to interest income earned on each of its loan products. Additionally, the Company’s credit card products contribute to substantially all of the Company’s revenues related to discount and interchange, fee products and loan fee income.

•

Payment Services. The Payment Services segment includes PULSE, an automated teller machine, debit and electronic funds transfer network; Diners Club, a global payments network; and the Company’s third-party issuing business, which includes credit, debit and prepaid cards issued on the Discover Network by third parties. The majority of the Payment Services revenues relate to transaction processing revenue from PULSE and royalty and licensee revenue (included in other income) from Diners Club.

The business segment reporting provided to and used by the Company’s chief operating decision maker is prepared using the following principles and allocation conventions:

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the Direct Banking segment.

•	Through its operation of the Discover Network, the Direct Banking segment incurs fixed marketing, servicing and infrastructure costs that are not specifically allocated among the operating segments.

•	The assets of the Company are not allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

•	The revenues of each segment are derived from external sources. The segments do not earn revenue from intercompany sources.

•	Income taxes are not specifically allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

The following table presents segment data for the three months ended February 28, 2011 and 2010 (dollars in thousands):

For the Three Months Ended	Direct Banking	Payment Services	Total
February 28, 2011
Interest income
Credit card	$1,417,116	$0	$1,417,116
Private student loans	60,398	0	60,398
Personal loans	56,055	0	56,055
Other	19,388	7	19,388

Total interest income	1,552,957	7	1,552,964

February 28, 2010
Interest income
Credit card	$1,491,887	$0	$1,491,887
Private student loans	8,909	0	8,909
Personal loans	39,631	0	39,631
Other	18,720	3	18,723

Total interest income	1,559,147	3	1,559,150

*    *    *    *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076 or Ed McGrogan at (224) 405-1179. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/S/ ROY A. GUTHRIE
Roy A. Guthrie
Executive Vice President and Chief Financial Officer

cc:	Mr. John S. England, Deloitte & Touche LLP